Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release

August 4, 2016

Credit Suisse Announces Coupon Payments and Expected Coupon Payments on Credit Suisse X-Links Exchange Traded Notes (the “ETNs”).

•	On August 3, 2016, Credit Suisse declared coupon payments for the following ETNs:

-	Credit Suisse X-Links Monthly Pay 2xLeveraged Mortgage REIT ETN (NYSE Arca: REML)

-	Credit Suisse X-Links Monthly Pay 2xLeveraged Alerian MLP Index ETN (NYSE Arca: AMJL)

-	Credit Suisse X-Links Multi-Asset High Income ETN (NYSE Arca: MLTI)

•	On August 4, 2016, Credit Suisse announced expected coupon payments for the following ETNs:

-	Credit Suisse X-Links Gold Shares Covered Call ETN (NASDAQ: GLDI)

-	Credit Suisse X-Links Silver Shares Covered Call ETN (NASDAQ: SLVO)

•	Summary coupon information is provided below.

Declared Coupon Payments

ETN Ticker	ETN Name	Closing Indicative Value on 7/29/16	Ex-Date	Record Date	Payment Date	Coupon Amount	Coupon Frequency	Current Yield[1]
REML	Credit Suisse X-Links Monthly Pay 2xLeveraged Mortgage REIT ETN	$26.4513	8/9/16	8/11/16	8/19/16	$0.0758	Monthly	3.44%[2]
AMJL	Credit Suisse X-Links Monthly Pay 2xLeveraged Alerian MLP Index ETN	$27.7484	8/9/16	8/11/16	8/19/16	$0.4488	Monthly	6.61%[3]
MLTI	Credit Suisse X-Links Multi-Asset High Income ETN	$27.9420	8/9/16	8/11/16	8/19/16	$0.1040	Monthly	6.39%[3]

Media Release
August 4, 2016

Expected Coupon Payments

ETN Ticker	ETN Name	Closing Indicative Value on 7/29/16	Ex-Date	Record Date	Payment Date	Expected Coupon Amount[4]	Coupon Frequency	Expected Current Yield[5]
GLDI	Credit Suisse X-Links Gold Shares Covered Call ETN	$10.7158	8/18/16	8/22/16	8/25/16	$0.1732	Monthly	17.42%
SLVO	Credit Suisse X-Links Silver Shares Covered Call ETN	$10.6990	8/18/16	8/22/16	8/25/16	$0.2669	Monthly	21.49%

1. For each ETN, the Current Yield equals the Coupon Amount annualized and divided by the Closing Indicative Value, as discussed in more detail below. The Current Yield is not indicative of future coupon payments, if any, on the ETNs. You are not guaranteed any coupon payment or distribution under the ETNs. Coupon payments for the ETNs (if any) are variable and do not represent fixed, periodic interest payments. The Coupon Amount may vary significantly from coupon period to coupon period and may be zero. Any payment on the ETNs is subject to Credit Suisse’s ability to pay its obligations as they become due. Accordingly, the Current Yield will change over time, and such change may be significant. For more information regarding any ETN's coupon payments, please refer to such ETN's pricing supplement.

2. The ETN launched on July 12, 2016. The Current Yield for the ETN equals the Coupon Amount, multiplied by twelve (to annualize such amount), divided by the Closing Indicative Value, and rounded to two decimal places for ease of analysis.

3. The Current Yield for the ETN equals the sum of (i) the Coupon Amount plus (ii) the amount of the ETN‘s two most recent coupon payments, multiplied by four (to annualize such amounts), divided by the Closing Indicative Value, and rounded to two decimal places for ease of analysis.

4. On July 11, 2016, the Credit Suisse NASDAQ Gold FLOWS 103 Index and the Credit Suisse NASDAQ Silver FLOWS 106 Index (the “Indices”) concluded the notional sale of options on GLD shares and SLV shares with August 2016 expiration. We expect that the notional cash distribution generated by this sale of options will be withdrawn from the Indices on August 15, 2016, subject to adjustment in the event of any market disruption events. Assuming no redemption or acceleration of GLDI and SLVO, and that the notional cash distribution is withdrawn from the Indices on August 15, 2016, we expect to declare a Coupon Amount for GLDI and SLVO, respectively, equal to the corresponding Expected Coupon Amount. The Expected Coupon Amount is subject to change upon the occurrence of a disruption event or other unforeseen circumstances.

5. For each ETN, the Expected Current Yield equals the Expected Coupon Amount annualized and divided by the Closing Indicative Value, as discussed in more detail below. The Expected Current Yield is not indicative of future coupon payments, if any, on the ETNs. You are not guaranteed any coupon payment or distribution under the ETNs. Coupon payments for the ETNs (if any) are variable and do not represent fixed, periodic interest payments. The Expected Coupon Amount may vary significantly from coupon period to coupon period and may be zero. Any payment on the ETNs is subject to Credit Suisse’s ability to pay its obligations as they become due. Accordingly, the Expected Current Yield will change over time, and such change may be significant. For more information regarding any ETN's coupon payments, please refer to such ETN's pricing supplement. For each ETN, the Expected Current Yield equals the sum of (i) the Expected Coupon Amount plus (ii) the amount of the ETN's two most recent coupon payments, multiplied by four (to annualize such amounts), divided by the Closing Indicative Value, and rounded to two decimal places for ease of analysis. The Expected Current Yield is subject to change upon the occurrence of a disruption event or other unforeseen circumstances.

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Media Release
August 4, 2016

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. Coupon payments on the ETNs will vary and could be zero. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. Investors in the ETNs do not have voting rights, distribution rights or other rights with respect to the assets included in the tracked indices. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,760 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated May 4, 2015 and the Prospectus dated May 4, 2015 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

REML:

Pricing Supplement dated July 12, 2016, including the Prospectus Supplement dated May 4, 2015, and Prospectus dated May 4, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=REML

AMJL:

Pricing Supplement dated May 17, 2016, including the Prospectus Supplement dated May 4, 2015, and Prospectus dated May 4, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=AMJL

MLTI:

Pricing Supplement dated June 9, 2016, including the Prospectus Supplement dated May 4, 2015, and Prospectus dated May 4, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=MLTI

GLDI:

Pricing Supplement dated April 14, 2016, including the Prospectus Supplement dated May 4, 2015, and Prospectus dated May 4, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=GLDI

SLVO:

Pricing Supplement dated April 14, 2016, including the Prospectus Supplement dated May 4, 2015, and Prospectus dated May 4, 2015:

https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=SLVO

Alternatively, Credit Suisse, Credit Suisse Securities (USA) LLC or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-320-1225.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2016, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.